Crane Co.

100 First Stamford Place

Stamford, Connecticut 06902

        April 1, 2022

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Effie Simpson

Claire Erlanger

Erin Donahue

Jay Ingram

Re:	Crane Co. /DE/

Form 10-K for the Year Ended December 31, 2021

Filed February 28, 2022

Form 8-K Furnished January 24, 2022

File No. 001-01657

Ladies and Gentlemen:

Crane Co. (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated March 28, 2022 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2021 (the “Form 10-K”) filed with the Commission by the Company on February 28, 2022 and Form 8-K (the “January 2022 Form 8-K”) furnished to the Commission by the Company on January 24, 2022.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Form 10-K. All references to page numbers and captions (unless otherwise stated) under the header titled “Form 10-K for the Year Ended December 31, 2021” correspond to the page numbers and captions in the Form 10-K and all references to page numbers and captions (unless otherwise stated) under the header titled “Form 8-K furnished January 24, 2022” correspond to the page numbers and captions in the January 2022 Form 8-K.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

Form 10-K for the Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results from Continuing Operations, page 20

1.

We note that your discussion of fluctuations at both the consolidated and segment levels focuses on sales and operating profit. Pursuant to SEC Release No. 33-10890 and Item 303(b)(2) of Regulation S-K, please revise future filings to discuss the underlying reasons for material changes in quantitative and qualitative terms in all situations in which one or more line items in the financial statements reflect material changes from period to period, including those in which material changes within a line item offset one another. For example, given this and the significance of cost of sales, please revise future filings to separately quantify and discuss factors responsible for changes in the levels of cost of sales . Please provide us with an example of your disclosure to be included in future filings based on current data.

In this regard, also disclose any known events that are reasonably likely to cause a material change in the relationship between costs and revenues. Also refer to the aforementioned Release for guidance on establishing the “reasonably likely” threshold.

Response: The Company respectfully acknowledges the Staff’s comment and provides the below example of supplemental disclosure to be included in future filings. While our example is using the “Overall” section of the Management Discussion & Analysis (“MD&A”), in future filings, we will also include similar disclosure in the segment sections of MD&A. We supplementally advise the Staff that there were currently no known events that are reasonably likely to cause a material change in the relationship between costs and revenues; however, we continue to experience above normal inflation consistent with the industries in which we participate, and we expect to continue to realize higher pricing to more than offset such higher expected costs. To the extent we identify events that are reasonably likely to cause a material change in the relationship between costs and revenues in the future, we will describe as such.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

OVERALL

2021 compared with 2020

Sales increased by $418.7 million, or 15.2%, to $3,180.0 million in 2021. The year-over-year higher sales included:

•	an increase in core sales of $343.1 million, or 12.4%;

•	favorable foreign currency translation of $70.6 million, or 2.6%; and

•	an increase in sales related to acquisitions of $5.0 million, or 0.2%.

Cost of sales increased by $142.8 million, or 8.0%, to $1,939.0 million in 2021. The increase of $159.0 million, or 8.9%, primarily reflects a proportionate increase to the higher sales in the period, inclusive of the impact of higher inflation. Cost of sales also increased $46.8 million, or 2.6%, related to unfavorable foreign currency translation. These increases were offset by higher productivity of $67.4 million, or 3.8%.

Selling, general and administrative expenses increased $75.3 million, or 11.1%, to $755.6 million. The increase primarily reflects a proportionate increase to the higher sales in the period, including higher compensation costs of $55.7 million, or 8.2%, which was primarily related to higher incentive compensation, driven by above-budget performance. The remaining increase relates to unfavorable foreign currency translation of $12.8 million, or 1.9%, higher engineering expense of $11.0 million, or 1.6%, and higher selling expense of $6.1 million, or 0.9%.

We continue to experience above normal inflation consistent with the industries in which we participate, and we expect to continue to realize higher pricing to more than offset the impact of higher inflation.

Operating profit increased by $262.1 million, or 109.1%, to $502.3 million in 2021. The increase in operating profit reflected higher operating profit in each of our segments, partially offset by higher corporate costs. Operating profit in 2021 included net restructuring and related gains of $9.6 million and transaction related expenses of $8.2 million. Operating profit in 2020 included restructuring and related charges of $36.8 million and acquisition-related and integration charges of $12.9 million.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

Capital Structure, page 28

2.

We note your disclosure on page 28 of net debt which is identified in footnote (a) as a Non-GAAP financial measure. We also note that the table presents net capitalization which is the sum of net debt and equity, which appears to be a GAAP measure from the historical financial statements. In light of the fact that net capitalization also appears to represent a Non-GAAP financial measure, please revise footnote (a) to characterize net capitalization as a non-GAAP financial measure and to include the disclosures required by Item 10(e) of Regulation S-K as they also apply to net capitalization.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise future disclosure on capital structure with the following:

(a) Net debt, a non-GAAP measure, represents total debt less cash and cash equivalents. Net debt is comprised of components disclosed above which are presented on our Consolidated Balance Sheets. Net capitalization, a non-GAAP measure, represents net debt plus Equity. We report our financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). However, management believes that both non-GAAP financial measures, which include the presentation of net debt and net capitalization, provide useful information to our creditors, rating agencies and investors about our ability to satisfy our debt obligations with currently available funds and the Company’s overall capital structure. Management also uses these non-GAAP financial measures in making financial, operating, and other planning decisions. Non-GAAP financial measures, which may be inconsistent with similarly captioned measures presented by other companies, should be viewed in the context of the definitions of the elements of such measures we provide and in addition to, and not as a substitute for, our reported results prepared and presented in accordance with U.S. GAAP.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Outlook-Continuing Operations, page 30

3.

As mentioned in your January 22, 2022 earnings call, you are faced with potential volatility for factors that are outside your control. Please consider revising this Outlook section that is mainly focused on the revenue side, to incorporate disclosures of material items that may affect cost line items or the relationship between costs and revenues, as it would provide more balanced information for an investor’s understanding of the outlook through the eyes of management.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

Response: We respectfully submit to the Staff that our Outlook, which is based on standard management reports used to manage the business, is designed to convey to a reader whether the Company is expecting sales growth in the coming year and, if so, disclosing the anticipated source of that growth; specifically, whether due to expected changes in foreign exchange rates, the impact of any acquisitions, or expected volume/price increases (i.e., core growth). We then correlate such sales growth (or sales decline) to the expected change in operating profit (an increase or a decreases), and in doing so, we cite the primary reasons for those increases or decreases in operating profit. By way of example, frequent disclosure we have used to explain operating profit increases or decreases include:

•	The change in operating profit due to the core increase or decrease in sales and its impact on our cost structure, or “operating leverage on the higher (or lower) sales”

•	Productivity efforts (reducing costs)

•	The impact or absence of certain charges we may incur from time-to-time

•	The impact of cost savings initiatives

•	Changes in profit due to the mix of products we are selling

Notwithstanding the above, the Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings we will supplement our disclosures included in our Outlook to reflect further discussion to improve the usefulness of such disclosures to our readers; by way of example, including quantitative and qualitative discussion of factors such as material and labor inflation, pricing, and any other significant changes in the environment that we expect in the coming year and which would materially impact our operating profit.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Application of Critical Accounting Policies, page 31

4.

Pursuant to SEC Release No. 33-10890, please revise for each critical accounting estimate (CAE), as defined in Item 303(b)(3) of Regulation S-K, to clearly discuss why the CAE is subject to uncertainty, and to the extent the information is material and reasonably available, (2) how much the CAE or assumption (or both) has changed during the relevant period, and

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

(3) the sensitivity of reported amounts to the methods, assumptions, and estimates underlying the CAE’s calculation. Please address any material changes or contracts such as the military contract to upgrade brake controls on the U.S Air Force’s fleet of F-16s which you describe in the January 22, 2022 Earnings Call as “the largest potential platform based on number of aircraft in service”, that may significantly affect any estimates. When revising, note that Instruction 3 to Item 303(b) states that disclosure of CAEs should “supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements.” Please provide us with an example of your disclosure to be included in future filings based on current information and estimates.

Response: The Company respectfully acknowledges the Staff’s comment and provides the below example of disclosure to be included in future filings. There were no material changes or contracts that would significantly affect any of our critical accounting estimates. Specifically, delivery on the military contract described in the January 22, 2022, Earnings Call does not begin until 2026, therefore this item does not impact any of our critical accounting estimates in 2021. We will continue to evaluate any reasonably likely changes that could impact our critical accounting estimates and provide disclosure as needed.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are more fully described in Item 8 under Note 1, “Nature of Operations and Significant Accounting Policies” in the Notes to Consolidated Financial Statements. Certain accounting policies require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. The accounting policies described below are those that most frequently require us to make estimates and judgments and, therefore, are critical to understanding our results of operations. We have discussed the development and selection of these accounting estimates and the related disclosures with the Audit Committee of our Board of Directors.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

Revenue Recognition

We primarily generate revenue through the manufacture and sale of engineered industrial products. Each product within a contract generally represents a separate performance obligation, as we do not provide a significant service of integrating or installing the products, the products do not customize each other, and the products can function independently of each other. Control of products generally transfers to the customer at a point in time, as the customer does not control the products as they are manufactured. We exercise judgment and consider the timing of right to payment, transfer of risk and rewards, transfer of title, transfer of physical possession, and customer acceptance when determining when control transfers to the customer. As a result, revenue from the sale of products is generally recognized at a point in time—either upon shipment or delivery—based on the specific shipping terms in the contract.

When products are customized or products are sold directly to the U.S. government or indirectly to the U.S. government through subcontracts, revenue is recognized over time because control is transferred continuously to customers, as the contract progresses. We exercise judgment to determine whether the products have an alternative use to us. When an alternative use does not exist for these products and we are entitled to payment for performance completed to date which includes a reasonable profit margin, revenue is recognized over time. When a contract with the U.S. government or subcontract for the U.S. government contains clauses indicating that the U.S. government owns any work-in-progress as the contracted product is being built, revenue is recognized over time. The measure of progress applied by us is the cost-to-cost method as this provides the most faithful depiction of the pattern of transfer of control. Under this method, we measure progress by comparing costs incurred to date to the total estimated costs to provide the performance obligation. This method effectively reflects our progress toward completion, as this methodology includes any work-in-process amounts as part of the measure of progress. Costs incurred represent work performed, which corresponds with, and thereby depicts, the transfer of control to the customer. Total revenue recognized and cost estimates are updated monthly.

These estimates are subject to uncertainties and require judgment. Estimates of contract costs include labor hours and rates, and material costs. These estimates consider historical performance, the complexity of the work to be performed, the estimated time to complete the project, and other economic factors such as inflation and market rates. We update our estimates on a periodic basis and any revisions to such estimates are recorded in earnings in the period in which they are determined. Provisions for estimated losses, if any, on uncompleted long-term contracts, are made in the period in which such losses are determined. We do not believe that any discrete event or adjustment to an individual contract within the aggregate changes in contract estimates for 2021, 2020 or 2019 was material to the consolidated statements of income for such annual periods.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

Income Taxes

We are subject to income taxes in the U.S. and numerous international jurisdictions. As a matter of course, federal, state, and international tax authorities regularly audit us. From time to time, these audits result in proposed assessments.

The evaluation of our uncertain tax positions involves significant judgment in the interpretation and application of U.S. GAAP, domestic and international tax laws, and the allocation of taxing rights among countries. We adjust our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position, or when more information becomes available. Although we believe our reserves are reasonable, and historically they have been adequate, resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our financial condition and operating results.

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes as well as carryforwards of operating losses and tax credits. We adjust deferred tax balances, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. Changes in tax laws or accounting standards and methods may also affect our deferred taxes in future periods.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We must make estimates of future taxable income, considering feasible tax planning strategies and considering existing facts and circumstances, to determine the proper valuation allowances. When we determine deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and Consolidated Statements of Operations reflect the change in the period such

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

determination is made. Due to changes in facts and circumstances and the estimates and judgments involved in determining the proper valuation allowances, differences between actual future events and prior estimates and judgments could result in adjustments to these valuation allowances, which could have a material impact on our financial condition and operating results. Historically there have been no changes in estimates which have had a material impact on results.

Goodwill and Other Intangible Assets

As of December 31, 2021, we had $1,412.5 million of goodwill and $465.9 million of net intangible assets, of which $70.6 million were intangibles with indefinite useful lives, consisting of trade names. As of December 31, 2020, we had $1,437.7 million of goodwill and $519.1 million of net intangible assets, of which $70.9 million were intangibles with indefinite useful lives, consisting of trade names. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We perform our annual impairment testing during the fourth quarter. We believe that there have been no events or circumstances which would more likely than not reduce the fair value of our reporting units below their carrying value.

When performing our annual impairment assessment, we compare the fair value of each of our reporting units to our respective carrying value. Goodwill is potentially impaired when the net book value of the reporting unit exceeds its estimated fair value. Fair values are established primarily by discounting estimated future cash flows at an estimated cost of capital which varies for each reporting unit and which, as of our most recent annual impairment assessment, ranged between 9.5% and 11.5% (a weighted average of 10.7%), reflecting the respective inherent business risk of each of the reporting units tested. This methodology for valuing our reporting units (commonly referred to as the Income Method) has not changed since the adoption of the provisions under ASC 350. The determination of discounted cash flows is based on the businesses’ strategic plans and long-range planning forecasts, which change from year to year. The revenue growth rates included in the forecasts represent best estimates based on current and forecasted market conditions. Profit margin assumptions are projected by each reporting unit based on the current cost structure and anticipated net cost increases/reductions.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

There are inherent uncertainties related to these assumptions, including changes in market conditions, and management judgment is necessary in applying them to the analysis of goodwill impairment. In addition to the foregoing, for each reporting unit, market multiples are used to corroborate discounted cash flow results where fair value is estimated based on earnings multiples determined by available public information of comparable businesses. While we believe we have made reasonable estimates and assumptions to calculate the fair value of our reporting units, it is possible a material change could occur. If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may then be determined to be overstated and a charge would need to be taken against net earnings. Furthermore, to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical, reasonably possible 10% decrease to the fair values of each reporting unit. The effects of this hypothetical 10% decrease would still result in a fair value calculation exceeding our carrying value for each of our reporting units. No impairment charges have been required during 2021, 2020 or 2019.

Intangibles with indefinite useful lives are tested annually for impairment, or when events or changes in circumstances indicate the potential for impairment. If the carrying amount of an indefinite lived intangible asset exceeds its fair value, the intangible asset is written down to its fair value. Fair value is calculated using relief from royalty method. We amortize the cost of definite-lived intangibles over their estimated useful lives.

We review all our definite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Examples of events or changes in circumstances could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset or asset group, or a current expectation that an asset or asset group will be sold or disposed of before the end of its previously estimated useful life. Recoverability is based upon projections of anticipated future undiscounted cash flows associated with the use and eventual disposal of the definite-lived intangible asset (or asset group), as well as specific appraisal in certain instances. Reviews occur at the lowest level for which identifiable cash flows are largely independent of cash flows associated with other long-lived assets or asset groups and include estimated future revenues, gross profit margins, operating profit margins and capital expenditures which are based on the

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

businesses’ strategic plans and long-range planning forecasts, which change from year to year. The revenue growth rates included in the forecasts represent our best estimates based on current and forecasted market conditions, and the profit margin assumptions are based on the current cost structure and anticipated net cost increases or reductions. There are inherent uncertainties related to these assumptions, including changes in market conditions, and management’s judgment in applying them to the analysis. If the future undiscounted cash flows are less than the carrying value, then the definite-lived intangible asset is considered impaired and a charge would be taken against net earnings based on the amount by which the carrying amount exceeds the estimated fair value. Judgments that we make which impact these assessments relate to the expected useful lives of definite lived assets and its ability to realize any undiscounted cash flows in excess of the carrying amounts of such assets and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Since judgment is involved in determining the recoverable amount of definite-lived intangible assets, there is risk that the carrying value of our definite-lived intangible assets may require adjustment in future periods. Historical results to date have generally approximated expected cash flows for the identifiable cash flow generating level. We believe there have been no events or circumstances which would more likely than not reduce the fair value of our indefinite-lived or definite-lived intangible assets below their carrying value. As of the last annual assessment, fair values have been substantially in excess of carrying values.

Asbestos Liability and Related Insurance Coverage and Receivable

The most significant factors affecting our asbestos liability estimate are (1) the number of new mesothelioma claims filed against us, (2) the average settlement costs for mesothelioma claims, (3) the percentage of mesothelioma claims dismissed against us and (4) the aggregate defense costs incurred by us. These factors are interdependent, and no one factor predominates in determining the liability estimate. These factors have both positive and negative effects on the dynamics of asbestos litigation in the tort system and the related best estimate of our asbestos liability, and these effects do not move in a linear fashion but rather change over multi-year periods. Accordingly, we continue to monitor these trend factors over time and periodically assesses whether an alternative forecast period is appropriate. Projecting future asbestos costs is subject to numerous variables and uncertainties that are inherently difficult to predict. In addition to the

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

uncertainties surrounding the key assumptions, additional uncertainty related to asbestos claims arise from the long latency period prior to the manifestation of an asbestos-related disease, changes in available medical treatments and associated medical costs, changes in plaintiff behavior resulting from bankruptcies of other companies that are potential defendants or co-defendants, uncertainties surrounding the litigation process from jurisdiction to jurisdiction, and the impact of potential legislative or judicial changes.

Management has made its best estimate of the costs through 2059. Through December 31, 2021, our actual experience during the updated reference period for mesothelioma claims filed and dismissed generally approximated the assumptions in our liability estimate. In addition to this claims experience, we considered additional quantitative and qualitative factors such as the nature of the aging of pending claims, significant appellate rulings and legislative developments, and their respective effects on expected future settlement values. Based on this evaluation, we determined that no change in the estimate was warranted for the period ended December 31, 2021. The liability was $612 million and $670 million as of December 31, 2021, and 2020, respectively.

A 10% change in either the average cost per claim or the number of future projected claims would increase or decrease the estimated liability at December 31, 2021 by approximately $35 million. A 10% change in these two factors in the same direction at the same time would change the estimated liability at December 31, 2021 by approximately $70 million.

In conjunction with developing the aggregate liability estimate referenced above, we also developed an estimate of probable insurance recoveries for our asbestos liabilities. In developing this estimate, we considered our coverage-in-place and other settlement agreements, as well as several additional factors. These additional factors include the financial viability of the insurance companies, the method by which losses will be allocated to the various insurance policies and the years covered by those policies, how settlement and defense costs will be covered by the insurance policies and interpretation of the effect on coverage of various policy terms and limits and their interrelationships. As of December 31, 2021, and 2020, we had an aggregate asbestos insurance receivable of $74 million and $87 million, respectively. Through December 31, 2021, our actual experience generally approximated the assumptions in our insurance recoveries estimates.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

Environmental

For environmental matters, we record a liability for estimated remediation costs when it is probable that we will be responsible for such costs, and they can be reasonably estimated. Generally, third party specialists assist in the estimation of remediation costs. The environmental remediation liability as of December 31, 2021, is substantially all for the former manufacturing site in Goodyear, Arizona (the “Goodyear Site”). Estimates of our environmental liabilities at the Goodyear Site are based on currently available facts, present laws and regulations and current technology available for remediation and are recorded on an undiscounted basis. These estimates consider our prior experience in the Goodyear Site investigation and remediation, as well as available data from, and in consultation with, our environmental specialists. Estimates at the Goodyear Site are subject to significant uncertainties caused primarily by the dynamic nature of the Goodyear Site conditions, the range of remediation alternatives available, together with the corresponding estimates of cleanup methodology and costs, as well as ongoing, required regulatory approvals, primarily from the EPA. During the fourth quarter of 2019, we received conceptual agreement from the EPA on an alternative remediation strategy which is expected to further reduce the contaminant plume. Accordingly, we recorded a pre-tax charge of $18.9 million, net of reimbursements, to extend our forecast period through 2027 and reflect our revised workplan. The total estimated gross liability was $32.3 million and $39.8 million as of December 31, 2021 and 2020, respectively. On July 31, 2006, we entered a consent decree with the U.S. Department of Justice on behalf of the Department of Defense and the Department of Energy pursuant to which, among other things, the U.S. Government reimburses us for 21% of qualifying costs of investigation and remediation activities at the Goodyear Site. We have recorded a receivable of $7.3 million and $7.8 million for the expected reimbursements from the U.S. Government in respect of the aggregate liability as of December 31, 2021, and 2020, respectively. During 2020 and 2021, there have been no changes in assumptions which have had a material impact on our estimates.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

Pension Plans

In the United States, we sponsor a defined benefit pension plan that covers approximately 16% of all U.S. employees. Additionally, several of our non-U.S. subsidiaries sponsor defined benefit pension plans that cover approximately 9% of all non-U.S. employees. The benefits are typically based upon years of service and compensation. Most of these plans are funded by company contributions to pension funds, which are held for the sole benefit of plan participants and beneficiaries.

The expected return on plan assets component of net periodic benefit cost is determined by applying the assumed expected return on plan assets to the fair value of plan assets. For one of the U.K. pension plans, a market-related value of assets is used in lieu of the fair value of plan assets for this purpose. The net actuarial loss (gain) is amortized to the extent that it exceeds 10% of the greater of the fair value of plan assets and the projected benefit obligation. The amortization period is the average life expectancy of plan participants for most plans. The amortization period for plans with a significant number of active participants accruing benefits is the average future working lifetime of plan participants. The prior service cost (credit) is amortized over the average future working lifetime of plan participants whose prior service benefits were changed.

Holding all other factors constant, a decrease in the expected long-term rate of return on plan assets by 0.25 percentage points would have increased 2021 pension expense by $1.2 million for U.S. pension plans and $1.3 million for non-U.S. pension plans. Also, holding all other factors constant, a decrease in the discount rate used to determine net periodic pension cost by 0.25 percentage points would have decreased 2021 pension expense by $0.2 million for U.S. pension plans and increased 2021 pension expense by $0.8 million for non-U.S. pension plans.

General

5.

Please be advised that we will not accelerate effectiveness of the Form S-4 until you have cleared all outstanding comments, including comments to your Form 10-K in this letter, and all corresponding changes that ensue from the 10-K review are made in the S-4, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that all corresponding changes that ensue from the 10-K review, following completion of such review process, will be in made in Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-263119) to be filed by Crane Holdings, Co. with the Commission, as applicable.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

Form 8-K furnished January 24, 2022

Exhibit 99.1 Earnings Release, page 16

6.

We note that you have included disclosure at the bottom of the last page of the earnings release which indicates that “management believes that non-GAAP financial measures which exclude certain non-recurring items present additional useful comparisons between current results and results in prior operating periods. Specifically, management believes that, when considered together with reported amounts, these non-GAAP measures are useful to investors and management in understanding ongoing operations and by providing a clearer view of the underlying trends of the business.” Please revise your disclosure to include a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations for each identified Non-GAAP financial measure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise future disclosure on non-GAAP financial measures with the following:

“The Company reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). However, certain non-GAAP measures have been provided in this Proxy Statement/Prospectus to facilitate comparison with the prior year.

The Company believes that non-GAAP financial measures which exclude certain items present additional useful comparisons between current results and results in prior operating periods, providing investors with a supplemental view of the underlying trends of the business. The Company also uses these non-GAAP financial measures in making financial, operating, planning and compensation decisions and in evaluating the Company’s performance.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

A description of each of the non-GAAP financial measures used by the Company is as follows:

Net Sales before Special Items (Adjusted): This measure adds back to Net Sales deferred revenue related to performance obligations which were assumed by Crane as part of its acquisition of Cummins-Allison on December 31, 2019. In accordance with ASC 805, Business Combinations, the Company remeasured this liability based on the cost to fulfill the obligations plus a normal profit margin. The valuation of deferred revenue was based on the timeline over which the deferred revenue acquired was anticipated to be earned, or one year. We believe that using this non-GAAP financial measure provided an important perspective of the historical baseline revenue of the recently acquired business, and such baseline was useful to investors in their forecasting of future revenue.

Operating Profit before Special Items and Operating Margin before Special Items: The purpose of these measures is to add back to Operating Profit items which are outside of our core performance, some of which may or may not be non-recurring, and which we believe may complicate the interpretation of the Company’s underlying earnings and operational performance. These items include income and expense such as: Acquisition-related deferred revenue, Acquisition-related and integration charges, Transaction related expenses, Repositioning related (gains) charges, and Asbestos and environmental provisions. These items are not incurred in all periods, the size of these items is difficult to predict, and none of these items are indicative of the operations of the underlying businesses. We believe that non-GAAP financial measures that exclude these items provide investors with a supplemental metric that can assist in predicting future earnings and profitability that is complementary to GAAP metrics.

Net income from continuing operations, net of tax, attributable to common shareholders before special items (adjusted): The purpose of these measures is to add back to Net Income items which are outside of our core performance, some of which may or may not be non-recurring and which we believe complicate the presentation of the Company’s underlying earnings and operational performance. These measures include income and expense items that impacted Operating Profit such as: Acquisition-related deferred revenue, Acquisition-related and integration charges, Transaction related expenses, Repositioning related (gains) charges, and Asbestos and environmental provisions. Additionally, these non-GAAP financial measures include income and expense items that impacted Net Income such as: Pension Curtailments and Settlements, gain on the sale of property, realized gain on marketable securities, impact of non-cash pension cost adjustment, and deconsolidation of joint venture. These items are not incurred in all periods, the size of these items is difficult to predict, and none of these items are indicative of the operations of the underlying businesses. We believe that non-GAAP financial measures that exclude these items provide investors with a supplemental metric that can assist in predicting future earnings and profitability that is complementary to GAAP metrics.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

Free cash flow: Free cash flow provides supplemental information to assist management and investors in analyzing the Company’s ability to generate liquidity from its operating activities. The measure of free cash flow does not take into consideration certain other non-discretionary cash requirements such as, for example, mandatory principal payments on the Company’s long-term debt.

Non-GAAP financial measures, which may be inconsistent with similarly captioned measures presented by other companies, should be viewed in addition to, and not as a substitute for, the Company’s reported results prepared in accordance with GAAP.”

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Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (203) 363-7243.

Very truly yours,

/s/ Anthony M. D’Iorio
Anthony M. D’Iorio
Crane Co.

cc:	Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP